UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL
RETIREMENT SAVINGS AND INVESTMENT PLAN

Tyco International Management Company LLC
9 Roszel Road
Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL PLC
Unit 1202 Building 1000 City Gate
Mahon, Cork Ireland

REQUIRED INFORMATION

Item 4.	Financial Statements and Exhibits

Financial Statements:

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 2 hereof below in lieu of the requirements of Items 1 to 3.

Exhibits:

23.1 Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm
23.2 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

Tyco International
Retirement Savings and Investment Plan
Table of Contents

Page
Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	6
Notes to Financial Statements	7
Supplemental Schedules:
Schedule H, Line 4(i)*—Schedule of Assets (Held at End of Year)	15

* Refers to item number Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2014.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
of the Tyco International Retirement Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Tyco International Retirement Savings and Investment Plan (the "Plan") as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2014 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP

Iselin, New Jersey
June 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Tyco International Retirement Savings
and Investment Plan
Princeton, New Jersey

We have audited the accompanying statement of net assets available for benefits of the Tyco International Retirement Savings and Investment Plan (“Plan”) as of December 31, 2013. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ CROWE HORWATH LLP

South Bend, Indiana
June 25, 2014

Tyco International
Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013

	December 31,
	2014	2013
Assets
Interest in investments of the Tyco International Management Company Defined Contribution Plans Master Trust	$2,160,864,598	$2,064,054,159
Interest in notes receivable and other assets and liabilities of Tyco International
Management Company Defined Contribution Plans Master Trust, excluding investments	64,867,986	64,490,595
Total interest in the net assets of the Tyco International Management Company Defined Contribution Plans Master Trust	$2,225,732,584	$2,128,544,754
Employer contributions receivable	716,659	1,434,595
Participants’ contributions receivable	933,281	1,772,552
Total receivables	1,649,940	3,207,147
Net assets available for benefits	$2,227,382,524	$2,131,751,901

The accompanying notes are an integral part of the financial statements.

Tyco International
Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

Sources of net assets
Investment income from the Tyco International Retirement Management Company Defined Contribution Plans Master Trust	$167,170,238
Employer contributions	62,191,538
Participants’ contributions	90,440,557
Total contributions	152,632,095
Total sources	319,802,333

Application of net assets
Benefits paid to participants	222,909,273
Administrative expenses	1,262,437
Total applications	224,171,710
Net increase in net assets available for benefits	95,630,623
Net assets available for benefits:
Beginning of year	2,131,751,901
End of year	$2,227,382,524

The accompanying notes are an integral part of the financial statements.

Tyco International
Retirement Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.  Description of Plan

The Tyco International Retirement Savings and Investment Plan (the “Plan”) was established December 31, 1996 as a result of a spin-off of the hourly portion of the Kendall Employees’ Savings and Investment Plan (the “Kendall Plan”) and the merging of the Kendall Plan into a prior existing plan (prior to January 1, 2009, the Plan was known as Tyco International (US) Inc. Retirement Savings and Investment Plan III and for the period of January 1, 2009 through October 1, 2010 the Plan was known as Tyco International Retirement Savings and Investment Plan III). Effective October 1, 2010, the Plan name was changed to the Tyco International Retirement Savings and Investment Plan.

The Plan is a defined contribution plan and is available to certain salaried, union and non-union hourly employees of Tyco and Tyco affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). Selected Plan provisions are described below. Participants should refer to the Plan document and summary plan description for more complete information regarding the terms of the Plan.

Eligibility

Plan participants must be at least eighteen years old. Union employees may have different eligibility requirements. Refer to the Plan document for more details.

Contributions

Contributions are subject to Code limitations. Contributions to the Plan are funded on a per pay period basis.

Participants’ contributions - Participants may contribute a percentage of their eligible compensation up to a specified amount. During 2014, the following contribution limits applied: (i) non-highly compensated employees may contribute up to 35% of eligible compensation on a combined before-tax and/or after-tax basis; (ii) highly-compensated employees may contribute up to 14% of eligible compensation on a before-tax basis and up to an additional 8% on an after-tax basis; and (iii) highly-compensated employees who are eligible to participate in the Tyco Supplemental Savings and Retirement Plan, a non-qualified deferred compensation plan, may contribute up to 14% on a before-tax basis not to exceed $15,000 and such employees are not eligible to make after-tax contributions. Union employees may have different contribution limits. Refer to the Plan document for more details.

Employer contributions - Certain participant contributions are eligible to receive matching contributions. Additionally, certain employees are eligible to receive “supplemental” matching contributions based on their years of service with Tyco and its affiliated companies.  The level of matching contributions and supplemental matching contributions varies for each participating employer in the Plan. Union employees may have different contribution limits. Refer to the Plan document for more details.

Participant Accounts

Each participant’s account is credited with the participant’s deferral contributions, employer contributions, and an allocation of earnings or losses, and is charged with participant fees and his or her withdrawals, as applicable. Participants are entitled to the benefit in their respective accounts, to the extent vested.

Vesting

Participants are immediately vested in any contributions they make to the Plan, plus actual earnings thereon. Vesting with respect to any matching contributions, and any associated earnings, is based on a participant’s years of “vesting service.”  Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested in all employer contributions following completion of three years of vesting service. Any participant who performs an hour of service after January 1, 2002 and is covered under a former employer’s graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer’s graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of vesting service. However, participants from a former employer’s plan that was merged into the Plan could continue to vest in accordance with the former plan’s vesting schedule.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested contributions are forfeited on the earlier of the date the participant receives a total distribution of his vested account balance or the date the participant incurs five consecutive breaks in service.  Nonvested forfeitures may be used to reduce employer contributions or to pay Plan expenses. During the year ended December 31, 2014, forfeitures of approximately $3,372,749 were used to reduce employer contributions and pay Plan expenses. As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $299,346 and $348,908, respectively.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis. Holdings in the ADT and Pentair common stock funds, whose equity holdings are included in other common stock holdings, were liquidated in early January 2014.

Notes receivable from participants

Participants are allowed to borrow from their Plan accounts.  The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant’s vested account balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months.  Participants are allowed to have two loans outstanding at a time. Loans are adequately secured by the participant’s account balance and bear a reasonable interest rate. Loans must be repaid through payroll deductions. Upon termination of service, all loans must be repaid in full. As of December 31, 2014 and 2013, notes receivable from participants totaled $65,084,983 and $64,608,370, respectively.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum distribution equal to the participant’s vested interest in his or her account, or to have an annuity purchased by the Plan with the vested interest in the participant’s account, in accordance with the terms of the Plan document.

Administrative Expenses

At the present time, some of the expenses of administering the Plan, including the fees of the Plan trustee, consultants and auditor expenses, but excluding certain loan fees, hardship withdrawal fees and Qualified Domestic Relations Order processing fees, are paid by Tyco and its affiliated employers and/or from Plan forfeitures.  The costs associated with certain investment options such as management fees, brokerage fees and transfer taxes are deducted from the assets of the investment options and are generally assessed as a percentage of assets invested. Additionally, plan participants with account balances are assessed recordkeeping and administration fees. Fidelity Management Trust Company ("Fidelity"), the trustee for the Tyco International Management Company Defined Contribution Plans Master Trust (the "Master Trust"), automatically deducts these fees from participant accounts on a quarterly basis. The quarterly fees are subject to change and were $7.50 per account during 2014.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor, Tyco International Management Company LLC.  Fidelity Workplace Services LLC maintains the participant accounts as record keeper of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of the Plan and ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Amounts are presented as other receivables in the Master Trust.

Investment Valuation and Income Recognition

The Plan participates in the Master Trust, which consisted of only the Tyco International Retirement Savings and Investment Plan as of December 31, 2014 and 2013 and for the year ended December 31, 2014.

The Plan’s interest in the investments of the Master Trust is reported at estimated fair value based on the fair values of the underlying investments held in the Master Trust.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The Plan records its interest in the investments and notes receivable from participants held in the Master Trust and investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying participant-directed investments and notes receivable comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to the Plan, as applicable. Certain investment management fees are offset against investment income.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of the underlying investments of the Master Trust are determined as follows:

Interest bearing cash is composed of various money market funds. The fair values have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

Registered investment companies are valued by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The Plan’s registered investment companies include equity, bond, balanced (equities and bonds) and money market funds.

Common stock is valued by obtaining quoted prices on recognized and highly liquid exchanges (level 1 inputs).

Separately managed accounts are valued based on the underlying net assets, which are primarily valued using quoted market prices (level 1 inputs). As of December 31, 2014 and 2013, the Master Trust held one separately managed account, the T Rowe Price Large Cap Value Fund. The separately managed account is a portfolio tailored and maintained by a portfolio manager. Participants receive units in the fund valued daily, representing a mix of the underlying assets. The fund seeks to provide long-term capital appreciation with income as a secondary objective by investing in attractively priced stocks of companies with market values greater than $10 billion with promising financial outlooks and the potential for improved investor perceptions.  The common stock invested in by the fund are in various different market sectors, with the most predominant being financial services, industrials, healthcare, consumer cyclical, and energy.

Collective trusts are valued based on their net asset values, as reported by custodians as of the financial statement dates and prices of recent transactions (level 2 inputs).  The net asset value is used as a practical expedient to estimate fair value. The investment objectives and underlying investments of the collective trusts vary. One of the collective trusts holds an interest in an underlying US debt index fund and a money market fund which seeks investment results that correspond to the price and yield performance, before fees and expenses, of the Barclays U.S. Aggregate Bond Index, another holds a portfolio of equity investments that seek to approximate the performance of the S&P Mid-Cap 400 Index, another invests primarily in common stocks of domestic and foreign issuers which the collective trust manager believes offer the potential for above-average growth, and a number of collective trusts seek to achieve a high total return through investments in a combination of domestic and international equity and debt based on the fund’s target retirement date. The target retirement date funds automatically reduce the equity allocation as the participant approaches the targeted retirement year and beyond. Each collective trust held through the Plan’s interest in the Master Trust provides for daily redemptions by the Plan at reported net asset values per share but retains the right to require up to 15 days of advance notice.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefit Payments

Benefit payments to participants are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan’s managing committee is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements and has chosen not to early adopt for the plan year ending December 31, 2014.

3.  Income Tax Status

The Plan was amended and restated effective January 1, 2011. On October 17, 2012, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since it was restated, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Department of Labor or Internal Revenue Service. There are currently no audits in progress.

4.  Risk and Uncertainties

The Master Trust, in which the Plan holds an interest, invests in various investments. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan participants direct the investment of their Plan holdings into various investment options offered under the Plan and solely bear the risk of loss associated with the investment securities in which they are invested.

5.  Investments in the Master Trust

As explained in Note 2, the Plan participates in the Master Trust, which consisted of only the Tyco International Retirement Savings and Investment Plan as of December 31, 2014 and 2013 and for the year December 31, 2014. Fidelity holds the Master Trust’s investment assets, provides administrative functions for the plan and executes investment transactions as directed by participants.

The Plan’s relative share of ownership of the total net assets of the Master Trust was 100% as of both December 31, 2014 and 2013. The following table presents net assets held in the Master Trust, including fair value of investments held in the Master Trust, as of December 31, 2014 and 2013.

	December 31,
	2014		2013
Investments at fair value
Interest bearing cash	$4,315,089		$5,784,955
Registered investment companies
U.S. Equity/Bond Mutual Funds
Fidelity Growth Company Fund	—		453,674,319	*
Spartan S&P 500 Index Fund	154,439,400	*	131,155,637	*
Vanguard Small-Cap Index Fund	73,628,937		71,367,521
Vanguard Prime Money Market Fund	274,586,431	*	303,527,355	*
Vanguard Short Term Bond Index Fund	19,556,709		17,739,282
DFA U.S. Small Cap Portfolio	13,887,490		13,383,147
International Equity Mutual Funds
Spartan International Index Fund	29,070,023		32,177,828
Dodge & Cox International Stock	44,674,442		41,679,986
Balanced Blend Mutual Fund
Fidelity Balanced Fund	141,879,401	*	130,642,246	*
Total registered investment companies	751,722,833		1,195,347,321
Collective trusts
Target Date Funds
Pyramis Index Lifecycle 2000 Fund	21,772,038		22,266,547
Pyramis Index Lifecycle 2010 Fund	63,221,825		63,475,078
Pyramis Index Lifecycle 2020 Fund	183,858,370	*	160,542,518	*
Pyramis Index Lifecycle 2030 Fund	153,622,261	*	128,511,856	*
Pyramis Index Lifecycle 2040 Fund	92,584,693		76,093,374
Pyramis Index Lifecycle 2050 Fund	27,774,852		22,021,712
Equity Funds
SSGA S&P 400 Mid-Cap Index Fund	119,292,199	*	113,213,357	*
Fidelity Growth Commingled Pool Fund	469,221,311	*	—
Blended Bond Fund
BTC U.S. Debt	69,232,154		64,580,536
Total collective trusts	1,200,579,703		650,704,978
Other common stock in separately managed account	146,567,389	**	159,065,919	**
Tyco common stock	57,679,584		53,150,986
Total investments at fair value	2,160,864,598		2,064,054,159
Other receivables	65,464,614		65,570,790
Other liabilities	(596,628)		(1,080,195)
Net assets reflecting all investments at fair value held in Master Trust	$2,225,732,584		$2,128,544,754

* Represents investments greater than 5% of net assets as of December 31, 2014 and 2013.
** None of the underlying investments in the account exceed 5% of net assets available for benefits.

Investment income for the Master Trust for the year ended December 31, 2014 is as follows:

Year Ended December 31, 2014
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$32,646,156
Collective trusts	87,755,652
Tyco common stock	3,706,749
Other common stock in separately managed account	14,136,821
Total net appreciation	138,245,378
Interest and dividends	28,924,860
Total investment income	$167,170,238

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2014.

		Fair Value Measurements as of December 31, 2014 Using
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest bearing cash	$4,315,089	$—	$4,315,089
Common stock
Other common stock in separately managed account	146,567,389	146,567,389	—
Tyco common stock	57,679,584	57,679,584	—
Total common stock	204,246,973	204,246,973	—
Registered investment companies
Balanced blend mutual fund	141,879,401	141,879,401	—
Blended bond mutual fund	19,556,709	19,556,709	—
Money market mutual fund	274,586,431	274,586,431	—
U.S. equity mutual fund	241,955,827	241,955,827	—
International equity mutual fund	73,744,465	73,744,465	—
Total registered investment companies	751,722,833	751,722,833	—
Collective trusts
Target date funds	542,834,039		542,834,039
Equity funds	588,513,510		588,513,510
Blended bond fund	69,232,154		69,232,154
Total collective trusts	1,200,579,703		1,200,579,703
Total investments at fair value	$2,160,864,598	$955,969,806	$1,204,894,792

For the year ended December 31, 2014 there were no transfers of investments between Level 1 and Level 2.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2013.

		Fair Value Measurements as of December 31, 2013 Using
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest bearing cash	$5,784,955	$—	$5,784,955
Common stock
Other common stock in separately managed account	159,065,919	159,065,919	—
Tyco common stock	53,150,986	53,150,986	—
Total common stock	212,216,905	212,216,905	—
Registered investment companies
Balanced blend mutual fund	130,642,246	130,642,246	—
Blended bond mutual fund	17,739,282	17,739,282	—
Money market mutual fund	303,527,355	303,527,355	—
U.S. equity mutual fund	669,580,624	669,580,624	—
International equity mutual fund	73,857,814	73,857,814	—
Total registered investment companies	1,195,347,321	1,195,347,321	—
Collective trusts
Target date funds	472,911,085	—	472,911,085
U.S. equity fund	113,213,357	—	113,213,357
Blended bond fund	64,580,536	—	64,580,536
Total collective trusts	650,704,978	—	650,704,978
Total investments at fair value	$2,064,054,159	$1,407,564,226	$656,489,933

The Master Trust did not have any investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) as of December 31, 2014 and 2013 and for the year ended December 31, 2014.

6.  Related Parties and Parties-In-Interest Transactions

The underlying investments of the Master Trust include a unitized stock fund, the Tyco International Stock Fund (“Stock Fund”), which is comprised of a short-term investment fund component and ordinary shares of Tyco International plc, the parent of the Plan Sponsor. The unit values of the Stock Fund are recorded and maintained by Fidelity, and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the Stock Fund. In addition, participants may exchange a portion of their account balance into the Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Stock Fund to exceed 25%. During the year ended December 31, 2014, the Plan purchased units in the Stock Fund of approximately $12.1 million, sold units in the Stock Fund of approximately $12.2 million, and had net appreciation in the fair value of investments of approximately $4.6 million. The total value of the Plan’s investment in the Stock Fund was approximately $58.2 million and $53.7 million as of December 31, 2014 and 2013, respectively.

Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, and Fidelity Workplace Services, LLC, record keeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2014 were approximately $1,020,130. These transactions and investments, as well as participant loans, qualify as “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

PLAN SPONSOR:  TYCO INTERNATIONAL MANANGEMENT COMPANY
PLAN NUMBER: 032
EIN: 20-5073412

Tyco International
Retirement Savings and Investment Plan
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.50%	**	$65,084,983

*	Denotes a party-in-interest to the Plan.
**	Cost information not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL RETIREMENT SAVINGS AND INVESTMENT PLAN

/s/ NOREEN FARRELL
Date: June 26, 2015	Noreen Farrell
Chairperson, Administrative Committee